Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Acadia Realty Trust

Rye, New York

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Acadia Realty Trust Amended and Restated 2020 Share Incentive Plan of our reports dated March 1, 2023, relating to the consolidated financial statements and schedules, and the effectiveness of Acadia Realty Trust’s internal control over financial reporting, of Acadia Realty Trust appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ BDO USA, LLP

New York, New York

May 18, 2023

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.